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                            November 10, 2022

       Christopher P. Kalnin
       Chief Executive Officer
       BKV Corporation
       1200 17th Street, Suite 2100
       Denver, CO 80202

                                                        Re: BKV Corporation
                                                            Amendment No. 2 to
Draft Registration Statement
                                                            Submitted October
26, 2022
                                                            CIK No. 0001838406

       Dear Christopher P. Kalnin:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       October 13, 2022 letter.

       Amendment No. 2 to Draft Registration Statement

       Prospectus Summary
       Carbon Capture, Utilization and Sequestration, page 5

   1. We note your response to prior comment 3. Your revised disclosure provides that the initial CCUS project
will represent more than 8% of your estimated Scope 1 and 2
                                                        upstream emissions from
your owned and operated upstream businesses, with the first
                                                        injection scheduled for
the second half of 2023. Additionally, you disclose that
                                                        you expect the second
CCUS project to initially offset your current Scope 1 and 2 annual emissions from your
owned and operated upstream businesses by approximately 2%,
                                                        bringing you closer to
your goal of reaching net zero across your Scope 1 and 2 owned
 Christopher P. Kalnin
BKV Corporation
November 10, 2022
Page 2
         and operated upstream emissions by the end of 2025. You further clarified that you are currently evaluating and discussing with third parties three to ten additional CCUS projects (inclusive of the projects with Verde CO2), although you have not reached final investment decisions on these projects. Please revise to further balance your disclosure and substantiate your goal of reaching net zero across your Scope 1 and 2 owned and operated upstream emissions by the end of 2025.
2. We note the new disclosure that assuming you reach final investment decision with respect to each of the "three to ten additional CCUS projects (inclusive of the projects with Verde CO2).projects," you would expect to develop and complete each of these projects during the next several years based on economics supported by the carbon tax credits available under Section 45Q of the Code. Revise the disclosure to clarify the reference to "next several years" and explain whether you are referring to all ten additional
         CCUS projects. If you do not have a specific timeline, revise to state so.
Our Company
Path to Net Zero Emissions, page 7

3. Please revise your graphs to define the term "High Fidelity." Business Strategy, page 9

4. Disclosures on page 10 include estimates of Petroleum Resources Management System
         (PRMS) 3P reserves:
             As of September 31, 2022, our Barnett refrac program has added 491 Bcfe of proved reserves since its inception in early 2021, with an estimated 1.1 Tcfe net proved, probable and possible ("3P") reserves at less than an average $0.70/Mcfe finding and development costs during 2021.
             Our Barnett new well drilling program has added 1.1 Tcfe of proved reserves since our entry into the Barnett with a total estimate of approximately
2.1 Tcfe 3P
             reserves.

         Please revise these disclosures to separately present the estimated volumes of proved reserves, probable reserves and possible reserves rather than as a 3P total and remove the related PRMS definition of "3P" from the glossary of oil and gas terms.

       Additionally, expand your disclosure to include a discussion of the uncertainty related to probable and possible reserves and the appropriate cautionary language indicating such estimates and the related future cash flows have not been adjusted for risk due to that uncertainty, and therefore they may not be comparable with each other and should not be
FirstName LastNameChristopher P. Kalnin
       summed arithmetically with each other. Refer to the disclosure requirements in Item
Comapany    NameBKV
       1202(a)(5)       Corporation
                   of Regulation S-K and to question 105.01 in the Compliance and Disclosure
       Interpretations
November               (C&DIs")
           10, 2022 Page  2       regarding Oil and Gas Rules.
FirstName LastName
 Christopher P. Kalnin
FirstName LastNameChristopher P. Kalnin
BKV Corporation
Comapany 10,
November   NameBKV
               2022 Corporation
November
Page 3    10, 2022 Page 3
FirstName LastName
Summary Reserve, Production and Operating Data, page 26

5. We have reviewed your response to prior comment 11 and note the DRS Amendment No.
         2 discloses only proved reserves; however, the reserve reports filed as Exhibits 99.1 to
         99.13 still present estimates of proved, probable and possible reserves. For filing consistency, please obtain and file revised reserve reports which exclude estimates of probable and possible reserves, or update your filing accordingly.
6. We note the revisions made in response to prior comment number 15. The factors quantified in your expanded disclosure do not appear to reconcile the change between beginning and ending proved undeveloped reserves. Additionally, in some cases, the descriptions are unclear as to whether the identified factor impacted proved developed or proved undeveloped reserves. For example, the revised disclosure under "2021 Activity"
         indicates that "the remaining upward adjustment of 139.8 Bcfe relates to upward performance adjustments of 219.2 Bcfe offset by a downward revision of
79.4 Bcfe due to
         increased production costs" without indicating the extent to which proved developed or proved undeveloped reserves were impacted. Further revise the disclosure under this section to provide clear, complete disclosure that fully explains the changes in proved undeveloped reserves. Refer to the disclosure requirements in Item 1202(b) of Regulation
         S-K.
7. We have reviewed your response to prior comment 16 and note the disclosures on pages
         28 and 172 of the volumes converted to proved developed reserves during the nine months ended September 30, 2022 and the year ended December 31, 2021 include volumes of proved developed non-producing reserves which were already categorized as proved developed. Please revise your disclosure to only include the volumes of proved undeveloped reserves converted to proved developed reserves and their associated investments during these periods presented. Refer to the disclosure requirements of Item
         1203(c) of Regulation S-K.
Note 3. Supplemental Pro Forma Oil and Gas Reserves Information, page 95

8.       The DRS Amendment No. 2 contains several instances where the mid-year
date of    June
         30, 2022    is inconsistent with the current Amendment date used of
September 30, 2022   :
         1. Supplemental Pro Forma Oil and Gas Reserves Information (pages 95 and F-87)
              states    proved reserves estimates were calculated by adding
back production (rolled
              back) and adjusting for pricing from a reserve report prepared by Ryder Scott, as of
              June 30, 2022.
         2. Sales Volumes and Unit Prices (page 161) states    The following
table summarizes
              sales volumes, sales prices and production cost information for our natural gas and production for the nine months ended September 30, 2022 and 2021, however, the Sales Volumes table and Average Sales Prices table include a
column titled     Six
              Months Ended.
         Please correct these date inconsistencies or explain why changes are not needed.
 Christopher P. Kalnin
BKV Corporation
November 10, 2022
Page 4
9. For ease of comparison with reserve information provided elsewhere in your filing, revise this section to include a presentation of natural gas, NGL and oil reserves on a combined equivalent basis.
10. Discussion under the heading "2021 Activity" indicates that the pro forma combined proved reserves increased by 1,808.5 Bcfe. However, this appears to be the amount by which actual historical reserves increased during 2021. Review and revise the discussion under this section to include a clear and complete discussion of changes in pro forma reserves. The revised disclosure should address the overall change for each line item in the tabular reconciliation by separately identifying and quantifying each contributing factor, including offsetting factors, so that the changes in net proved reserves between periods are fully reconciled and explained. Disclosure relating to extensions and discoveries should include the volumes added as new proved undeveloped reserves and the volumes added as proved developed during the year for wells that were not assigned proved undeveloped reserves at the beginning of the year. Disclosure relating to revisions in previous estimates should identify individual underlying factors as changes caused by costs, commodity prices, well performance, uneconomic proved undeveloped locations and removal of proved undeveloped locations due to changes in a previously adopted development plan and locations removed that will not be converted to developed status within five years of initial disclosure as proved undeveloped reserves Business
Our Operations, page 155

11. Please revise your disclosure to clarify the meaning of the arrows included in your images on pages 155 and 156. In that regard, we note the images include references to Atmos,
         Midcon Express, Enterprise to Gulf South, Millenium and Dominion. Environmental, Health, Safety and Climate Change Considerations, page 177

12. We note your revised disclosure in response to prior comment 30. Please expand to describe how you exceed your ESG program goals and describe your baseline score for transparent quantification of BKVs emission.
Standardized Measure of Discounted Future Net Cash Flows, page F-51

13. We have reviewed the confidential supplemental information provided in response to prior comment 35 and note the sum of the scheduled costs provided appears to not equal the
FirstName LastNameChristopher P. Kalnin
       standardized measure's future development costs of $1,051.9 million disclosed on pages
Comapany    NameBKV
       98 and          CorporationNo. 2. Please update the supplemental
information to provide
              F-51 of Amendment
       the schedule
November   10, 2022 of additional
                    Page  4       costs or explain the reason for the
difference.
FirstName LastName
 Christopher P. Kalnin
FirstName LastNameChristopher P. Kalnin
BKV Corporation
Comapany 10,
November   NameBKV
               2022 Corporation
November
Page 5    10, 2022 Page 5
FirstName LastName
Barnett Assets
Supplemental Oil and Gas Information (Unaudited), page F-87

14. We continue to consider your response to prior comment number 37 and may have additional comment.
        You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Jenifer
Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. You may contact Sandra Wall, Petroleum Engineer, at
(202) 551-4727 with questions about engineering comments. Please contact Karina Dorin, Staff
Attorney, at (202) 551-3763 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642
with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:      Samantha Hal Crispin